10f-3 Transactions Summary*

* Evergreen Compliance Department has on file a checklist signed by the portfolio manager and a compliance manager stating that the transaction fully complies with the conditions of Rule 10f-3 of the Investment Company Act of 1940.

Fund
----
Vestaur Securities, Inc.


Security

Trimas Corp

Advisor

EIMCO

Transaction

 Date

   5/23/02

Cost (respectively)

      $59,528

% of

Offering Purchase (respectively)

   0.017%

Broker

Credit Suisse First Boston